Exhibit 1

Ahold Delhaize presents Better Together strategy, gives update on integration and financial framework

Ahold Delhaize, a leader in supermarkets and e-commerce with strong local brands in 11 countries, is holding a Capital Markets Day for institutional investors and analysts today in London, United Kingdom, at 9am GMT (10am CET). Highlights include:

•	Better Together strategy captures benefits of international scale to build great local brands
•	Confirms rationale of Ahold Delhaize merger, sets direction to realize full potential
•	Combined company in full-execution mode following merger completion on July 23, 2016
•	Integration is on track with clear visibility to generating €500 million in net synergies in 2019
•	Operating model committed to grow leading supermarket brands while remaining rigorously focused on cost discipline
•	New target to double net consumer online sales by 2020 from expected 2016 level of €2.3 billion
•	Better Together strategy reflects full commitment to Sustainable Retailing
•	Continued focus on strong free cash flow with €1.6 billion expected for 2017
•	Dividend pay-out ratio of 40-50% of pro-forma underlying income from continuing operations
•	Launch of €1 billion share buyback program in 2017

Zaandam, the Netherlands, December 7, 2016 - Ahold Delhaize today presents its Better Together strategy, its plan for fully capturing the benefits of international scale combining with great local brands and associate expertise. Building on a solid financial foundation and strong track record of cost discipline, Ahold Delhaize will drive profitable growth in supermarkets, eCommerce, and smaller formats.

The company will also provide an update on synergies and its financial framework following completion of the merger between Ahold and Delhaize Group in July 2016.

Dick Boer, CEO of Ahold Delhaize, said: “We are excited to share our Better Together strategy, which builds naturally on our combined strong performance as well as the strong foundations of the local brands in our group. Guided by this common compass, we will continue to improve our family of brands to be a better place to shop, a better place to work, and a better neighbor, every day. We are meeting the needs of customers today and anticipating those of tomorrow, by providing more value, quality and convenience.

“Our integration is on track and we have a clear plan to deliver €500 million in net synergies in 2019. We are convinced more than ever that our merger is the right combination at the right time. Driven by our purpose “Together, we build great local brands, bringing fresh inspiration every day,” we will continue to shape a stronger future for Ahold Delhaize, providing fuel for the brands to grow to the benefit of customers, associates, communities and shareholders.”

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Better Together: our strategic framework

Our Better Together strategy will enable us to drive profitable growth and deliver the benefits of international scale, combining great local brands and local associate experience while driving savings and investments to benefit customers, and create value for shareholders.

It encapsulates our purpose, with clear promises to customers, associates and communities and with values that drive our actions. It is completed by the sustainable business model, with three key pillars:

•	Save for our customers: Buy better, Operate smarter, Waste less
•	Invest in our customer proposition: Affordable for all, Best own brands, Fresher & Healthier, Most local & personal service
•	Funding growth in key channels: supermarkets, eCommerce and smaller formats

Growing our largest channel: supermarkets

At our Capital Markets Day, Ahold Delhaize management will give an update on local programs that continue to drive sales and improve price, assortment and service for the customers of our great local brands.

Transformation Plan Belgium

Delhaize Belgium is on track to deliver €80 million in savings in 2018 through the Transformation Plan. A New Store Organization was deployed to all 128 company operated stores, and now aims to drive sales through a clear commercial strategy.

Food Lion – Easy, Fresh and Affordable… you can count on Food Lion every day.

Food Lion continues to win with its Easy, Fresh and Affordable strategy and will roll it out to 160 additional stores in 2017, bringing the total to 540, or 55% of total sales at the brand.

Ahold USA – Heading Northeast

Ahold USA is building momentum with its “Heading Northeast” strategy as its investments in pricing, service and quality pay off with gains in customer perception and sales volume increases.

Growing in new channels: doubling eCommerce sales by the end of 2020

Ahold Delhaize confirms its commitment to its eCommerce businesses by meeting the growing customer demand for online grocery solutions and by building the leading eCommerce platform in the Netherlands and Belgium. Ahold Delhaize today presents an ambition to double net online consumer sales by 2020.

Sustainable Retailing

Our success as a business is closely tied to how well we meet the needs of multiple stakeholders. Ahold Delhaize is prioritizing three areas where we can have the most impact on the lives of our stakeholders and, in doing so, become a stronger, more sustainable company: promoting healthier eating, reducing food waste, and creating healthy and inclusive workplaces for the 375,000 associates at our brands.

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Therefore, all brands will set clear targets in the areas of product integrity, sourcing, tackling climate change, and taking care of our people. Ahold Delhaize will provide more details in 2017.

Clear roadmap to delivering €500 million in net synergies

The integration is on track and has been completed at our Global Support Office and EU Support Office.

Ahold Delhaize remains committed to deliver net synergies of €500 million in 2019, incremental to operating income and confirms integration costs of €350 million for 2015-2019.

Financial framework

Continuing to exercise rigorous cost discipline, the company will further improve its cost base to fund growth and invest in price, quality and service for customers.

Ahold Delhaize will also continue to deliver strong cash flow generation, fueling free cash flow with synergies and working capital improvements. In 2017, free cash flow is expected to be around €1.6 billion.

The company is committed to a balanced approach between funding growth in key channels, managing the debt portfolio and returning cash to shareholders. It targets a 40-50% dividend pay-out ratio based on pro-forma underlying income from continuing operations. In addition, in 2017 Ahold Delhaize will return €1 billion through a share buyback program.

Further information

All presentations for the Ahold Delhaize Capital Markets Day will be available on www.aholddelhaize.com from 9am GMT (10am CET). A webcast (audio) is available from that time, also on www.aholddelhaize.com.

For more information:
Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaizeNews
YouTube: @CommunicationsAholdDelhaize
LinkedIn: @Ahold-Delhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as sets direction, on track, operating model, committed, focused, target, strategic, expected, launch, plan, will, drive, improve, anticipating, tomorrow, future, grow, enable, purpose, promises, sustainable, buy better, operate smarter, waste less, aims, by, ambition, prioritizing, become and incremental or other similar words or expressions are typically used to identify forward-looking statements.

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Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company’s outstanding financial debt; future changes in accounting standards; the Company’s ability to generate positive cash flows; general economic conditions; the Company’s international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company’s U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company’s credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company’s inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and responsible retailing; the Company’s inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company’s suppliers; the unsuccessful operation of the Company’s franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company’s control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company’s legal proceedings; adverse results arising from the Company’s claims against its self-insurance programs; increase in costs associated with the Company’s defined benefit pension plans; and other factors discussed in the Company’s public filings and other disclosures.

Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.Contact the legal department for the latest version of the cautionary notice.

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